FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  October, 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


BLOCK LISTING SIX MONTHLY RETURN


Date:      26 October 2005

1. Name of company: BG Group plc

2. Names of schemes:

a.)      BG Sharesave Scheme
b.)      BG Employee Profit Sharing Scheme
c.)      BG Executive Share Option Scheme
d.)      BG Group Sharesave Scheme
e.)      BG Group Employee Profit Sharing Scheme
f.)      BG Group Long Term Incentive Scheme
g.)      BG Group Short Term Incentive Scheme
h.)      BG Group New Long Term Incentive Scheme
i.)      BG Group Company Share Option Scheme
j.)      BG Group Share Incentive Plan
         (formerly called All-Employee Share Ownership Plan)

3. Period of return: From 24 April to 25 October 2005

4. Balance under schemes from previous return:

a.)      500,000 Ord. 10p Shares
b.)      150,000 Ord. 10p Shares
c.)      155,508 Ord. 10p Shares
d.)      12,758,574 Ord. 10p Shares
e.)      15,000,000 Ord. 10p Shares
f.)      150,000 Ord. 10p Shares
g.)      5,000,000 Ord. 10p Shares
h.)      5,000,000 Ord. 10p Shares
i.)      6,691,843 Ord. 10p Shares
j.)      4,000,000 Ord. 10p Shares

5. Number of shares issued/allotted
   under schemes during period:

(a.)      to (c.) NIL
(d.)      39,667
(e.)      to (h.) NIL
(i.)      6,691,843
(j.)      NIL



6. Balance under schemes not yet issued/allotted at end of period:

a.)      500,000 Ord. 10p Shares
b.)      150,000 Ord. 10p Shares
c.)      155,508 Ord. 10p Shares
d.)      12,718,907 Ord. 10p Shares
e.)      15,000,000 Ord. 10p Shares
f.)      150,000 Ord. 10p Shares
g.)      5,000,000 Ord. 10p Shares
h.)      5,000,000 Ord. 10p Shares
i.)      Nil
j.)      4,000,000 Ord. 10p Shares

7. Number and class of share(s)
   originally listed and the date of admission:

a.)      500,000 Ord. 10p Shares
b.)      150,000 Ord. 10p Shares
c.)      200,000 Ord. 10p Shares
d.)      15,000,000 Ord. 10p Shares
e.)      15,000,000 Ord. 10p Shares
f.)      150,000 Ord. 10p Shares
g.)      5,000,000 Ord. 10p Shares
h.)      5,000,000 Ord. 10p Shares
i.)      15,000,000 Ord. 10p Shares
j.)      4,000,000 Ord. 10p Shares

All listed and admitted on 23 OCTOBER 2000

Total number of shares in issue at the end of the period:

          3,547,129,000 Ord. 10p Shares

Contact details:

Name:      Carol Inman

Address:   BG Group plc,
           100 Thames Valley Park Drive,
           Reading, Berkshire RG6 1PT

Telephone: 0118 935 3222

Website    www.BG-Group.com

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      BG Group plc


Date: 26 October, 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary